SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 3 November 2011

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

3 November 2011

BT GROUP PLC

RESULTS FOR THE SECOND QUARTER AND HALF YEAR TO 30 SEPTEMBER 2011

BT Group plc (BT.L) today announces its results for the second quarter and half year to 30 September 2011.

Second quarter and half year results:

	Second quarter to 30 September 2011		Half year to 30 September 2011
	£m	Change	£m	Change
Revenue1	4,894	(2)%	9,658	(3)%
Underlying revenue excluding transit		0.4%		(1)%
EBITDA1	1,495	3%	2,931	3%
Profit before tax - adjusted1	570	15%	1,103	17%
- reported	552	36%	1,069	37%
Earnings per share - adjusted1	5.6p	10%	10.8p	14%
- reported	6.4p	25%	11.3p	28%
Interim dividend			2.6p	8%
Free cash flow1	671	£95m	979	£(56)m
Net debt			8,317	£(387)m

Ian Livingston, Chief Executive, commenting on the results, said:

"We have increased cash flow, profits and underlying revenue2 in the quarter. This progress has been supplemented with positive operational performances in most of our businesses. We achieved a market leading 63% share of broadband net additions and another quarter of growth in fixed lines.

"We expect to continue to offset the economic headwinds through improved customer service and processes, better efficiency, and investment in the future of the business.  This strategy and our financial results allow us to invest when others are merely talking about it.  We are accelerating our fibre roll-out programme to cover two-thirds of the UK by the end of 2014 - one year earlier than planned and creating 520 new jobs. With the already announced government support, we believe there is the potential for fibre-based services to reach more than 90% of the UK within a few years thereafter.

"We are also investing across the world and have announced a programme to double our business in key Latin American countries in addition to our expansion in the Asia Pacific region announced last year.

"Our performance in the quarter reinforces but does not change our outlook for the year."

1 Before specific items
2 Excluding transit
  Unless otherwise stated, the changes in results are year on year against the second quarter or half year to 30 September 2010.

RESULTS FOR THE SECOND QUARTER AND HALF YEAR TO 30 SEPTEMBER 2011

Group results

	Second quarter to 30 September			Half year to 30 September
	2011	2010	Change	2011	2010	Change
	£m	£m	%	£m	£m	%
Revenue
- adjusted1	4,894	4,977	(2)	9,658	9,983	(3)
- reported (see Note below)	4,484	4,977	(10)	9,248	9,983	(7)
- underlying excluding transit2			0.4			(1)
EBITDA
- adjusted1	1,495	1,452	3	2,931	2,851	3
- reported	1,428	1,381	3	2,798	2,729	3
Operating profit
- adjusted1	742	715	4	1,439	1,385	4
- reported	675	644	5	1,306	1,263	3
Profit before tax
- adjusted1	570	496	15	1,103	942	17
- reported	552	406	36	1,069	781	37
Earnings per share
- adjusted1	5.6p	5.1p	10	10.8p	9.5p	14
- reported	6.4p	5.1p	25	11.3p	8.8p	28
Interim dividend				2.6p	2.4p	8
Capital expenditure	652	608	7	1,234	1,131	9
Free cash flow
- adjusted1	671	576	16	979	1,035	(5)
- reported	629	535	18	876	950	(8)
Net debt				8,317	8,704	(4)

Note: Reported revenue includes a specific charge of £410m relating to a retrospective regulatory ruling in Germany, which has no impact on profits or cash (see Group results - Specific items).

Line of business results1

	Revenue			EBITDA			Operating cash flow
Second quarter to	2011	20103	Change	2011	20103	Change	2011	20103	Change
30 September	£m	£m	%	£m	£m	%	£m	£m	%
BT Global Services	2,014	1,992	1	159	138	15	(55)	(28)	(96)
BT Retail	1,853	1,919	(3)	445	414	7	344	333	3
BT Wholesale	982	1,051	(7)	305	326	(6)	222	222	-
Openreach	1,280	1,235	4	567	532	7	350	255	37
Other and intra-group items	(1,235)	(1,220)	(1)	19	42	(55)	(190)	(206)	8
Total	4,894	4,977	(2)	1,495	1,452	3	671	576	16

1	Before specific items. Specific items are defined below and analysed in Note 4 to the condensed consolidated financial statements
2	Underlying revenue excluding transit is defined below
3	Restated for the impact of customer account moves. See Note 1 to the condensed consolidated financial statements

Notes:
1)
Unless otherwise stated, any reference to revenue, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, operating costs, profit before tax and earnings per share (EPS) are measured before specific items. The commentary focuses on the trading results on an adjusted basis being before specific items. This is consistent with the way that financial performance is measured by management and is reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group's results in this way is relevant to the understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Specific items may not be comparable to similarly titled measures used by other companies. Reported revenue, reported EBITDA, reported operating profit, reported profit before tax and reported EPS are the equivalent unadjusted or statutory measures.

2)
Underlying revenue is a measure which seeks to reflect the underlying revenue performance of the group that will contribute to long-term profitable growth. As such it excludes any increases or decreases in revenue as a result of acquisitions or disposals, any foreign exchange movements affecting revenue and any specific items. We are focusing on the trends in underlying revenue excluding transit revenue as transit traffic is low-margin and is significantly affected by reductions in mobile termination rates which have no impact on the group's profitability.

3)
The income statement, cash flow statement, statements of comprehensive income and equity and balance sheet are provided on pages 11 to 15. A reconciliation of group operating profit to EBITDA (as defined above) is provided in Note 7. A reconciliation of reported profit before tax to adjusted profit before tax is provided in Note 8. A reconciliation of reported EPS (as defined above) to adjusted EPS is provided in Note 9. Reconciliations of free cash flow and net debt are provided in Notes 5 and 6, respectively.

4)	Unless otherwise stated, the references 2011 and 2012 are the financial years to 31 March 2011 and 2012, respectively, except in relation to our fibre roll-out plans which are based on calendar years.

Enquiries

Press office:
Ross Cook                                                                                Tel: 020 7356 5369

Investor relations:
Catherine Nash                                                                        Tel: 020 7356 4909

A presentation for analysts and investors will be held in London at 9.00am today and a simultaneous webcast will be available at www.bt.com/results

The third quarter results for 2012 are expected to be announced on 3 February 2012.

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services.  BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

In the year to 31 March 2011, BT Group's revenue was £20,076m with profit before taxation of £1,717m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Click on, or paste the following link into your web browser, to view the associated PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/4019R_-2011-11-2.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date   3 November, 2011